Switch, Inc.

7135 S. Decatur Boulevard

Las Vegas, NV 89118

October 4, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Barbara C. Jacobs; Bernard Nolan; Craig Wilson; Morgan Youngwood

Re:	Switch, Inc.
Registration Statement on Form S-1 (Registration No. 333-220405)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-220405) (the “Registration Statement”) of Switch, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on October 5, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

Switch, Inc.

By:	/s/ Thomas Morton
Thomas Morton
President and General Counsel

cc:	Rob Roy, Chief Executive Officer, Switch, Inc.

Chase Leavitt, Esq., Deputy General Counsel, Switch, Ltd.

Charles K. Ruck, Latham & Watkins LLP

Shayne Kennedy, Latham & Watkins LLP

Kenneth J. Gordon, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP